FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
ANNUAL REPORT
of
HYDRO-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

DELEGATE GENERAL OF QUÉBEC
Québec Government House
Rockefeller Center
One Rockefeller Plaza
26th Floor
New York, NY 10020-2102

Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis.

In connection with Hydro-Québec's Medium Term Notes, Series B, Due Nine Months or More from Date of Issue in an aggregate initial offering price of U.S. $3,000,000,000 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 ("Annual Report") as follows:

  By adding the following to the "Corporate Outlook — Litigation" subsection of Exhibit (d) to the Annual Report:

  Innus

  On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and Hydro-Québec seeking a judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs allege that the 1975 James Bay and Northern Québec Agreement (the "Agreement") entered into between Canada, Québec and various native people and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydro-electric facilities on these lands, and damages from Canada, Québec and Hydro-Québec, jointly and severally, in an amount (subject to increase by the plaintiffs) of up to $1.5 billion. The defendants have not yet been served with this action.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

HYDRO-QUÉBEC

By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name:	Louise Guillemette
Title:	Coordinator, Documentation

LG/sg

Date: January 30, 2004